

Alan J. Bailey · 3rd

Chief Financial Officer.

Los Angeles, California, United States · Contact info

500+ connections

Saddle Ranch Media, Inc

Bushey Grammar School, England

Experience

Chief Financial Officer
Saddle Ranch Media, Inc · Part-time
Apr 2017 – Present · 4 yrs 7 mos
Irvine, California, United States

Saddle Ranch Media is a publicly traded company on OTC Markets ("SRMX") and its subsidiary, Tri Cascade, Inc., is an authorized T-Mobile Telecom IoT and LTE telecom Service Provider., with a design team and manufacturing facilities in Taiwan. Tri Cascade provides leading-edge NB IoT to 5G solutions and innovations, through its various IoT devices supported by its ONENET B2B IoT Onboarding platform - certified by Microsoft IoT Sphere under Microsoft's Azure IoT Hub - for business and infrastructure IoT operations. Tri Cascade's Management team has extensive years of innovation experience in Energy Efficiency Management, Home Automation, Wireless Networking, and Telecom IoT ...see more

Chief Financial Officer
High Manor Enterprises LLC DBA KushKlubs · Full-time
Aug 2018 – Present · 3 yrs 3 mos
Beverly Hills, California, United States

Chief Financial Officer
Global Entertainment Holdings, Inc.
Jan 2013 – Present · 8 yrs 10 mos
Hollywood, California

Global Entertainment Holdings, Inc. ("GU" or "Company") is a publicly held company (OTCBB: GBHL) engaged in the development, production, acquisition and worldwide distribution of high quality commercial motion pictures budgeted between $3 and $10 million. The Company operates in the film business through its wholly-owned subsidiaries of Global Unive ...see more

CFO
RBP Company Inc
Jan 2011 – Present · 10 yrs 10 mos
Beverly Hills

Financial services provider and financier.

Co-Founder & CEO
Dynamic Media International
2009 – Present · 12 yrs

Producer of digital programming (Dynamic Media Network) for mobile and new media and Executive Producer of lower budget Motion Pictures & TV content.

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Education

Bushey Grammar School, England